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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )



                        Allin Communications Corporation
                        --------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)



                                  019924 10 9
                         ----------------------------
                                (CUSIP Number)


                                    Copy to:

                                  Les D. Kent
                               Sixty 98th Avenue
                               Oakland, CA  94603
                                 (510) 613-1241
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 17, 1998
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)
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                                  SCHEDULE 13G


CUSIP No. 019924 10 9


1)   Names of Reporting Persons:  Les D. Kent

2)   Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [_]

3)   SEC Use Only

4)   Citizenship or Place of Organization:  United States of America


Number of                 (5)  Sole Voting Power:                263,333
 Shares
Beneficially              (6)  Shared Voting Power:                    0
 Owned by
   Each                   (7)  Sole Dispositive Power:           263,333
Reporting
 Person                   (8)  Shared Dispositive Power:               0
  With

9)   Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                           263,333

10)  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares  [_]

11)  Percent of Class Represented by Amount in Row 9:  5.1%

12)  Type of Reporting Person:  IN
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Item 1(a) Name of Issuer:  Allin Communications Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          400 Greentree Commons
          381 Mansfield Avenue
          Pittsburgh, PA  15220

Item 2(a) Name of Person Filing:  Les D. Kent

Item 2(b) Address of Principal Business Office:

          Sixty 98th Avenue
          Oakland, CA  94603

Item 2(c) Citizenship:  United States of America

Item 2(d) Title of Class of Securities:  Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number:  019924  10  9

Item 3 If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        Not Applicable

        If this statement is filed pursuant to (S) 240.13d-1(c), check this box: [x]

Item 4  Ownership:

          (a) Amount Beneficially Owned:  263,333 shares
          (b)    Percentage of class:  5.1%
          (c) Number of shares as to which the person has:
              (i)    Sole power to vote or to direct the vote:    263,333 shares
              (ii)   Shared power to vote or to direct the vote:        0
              (iii)  Sole power to dispose or to direct the
                     disposition of:                              263,333 shares
              (iv)   Shared power to dispose or to direct the
                     disposition of:                                    0

Item 5  Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable
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Item 7  Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company:

           Not Applicable

Item 8  Identification and Classification of Members of the Group:

           Not  Applicable

Item 9  Notice of Dissolution of Group:   Not Applicable

Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



            3/20/98               By:  /s/ Les D. Kent
   --------------------------        ------------------------------------------
              Date                      Les D. Kent